Exhibit 99.1

Imaging Diagnostic Systems, Inc.
618 E South Street, Suite 500
Orlando, FL 32801

July 7, 2023

Bright New Vision Inc.

16192 Coastal Hwy

Lewes, Delaware 19958

Ladies and Gentlemen:

The purpose of this Letter of Intent (“LOI”) is to set forth the terms and conditions pursuant to which Imaging Diagnostics Systems, Inc., a Florida Corporation (“Imaging”) will enter into a business combination (the “Acquisition”) with Bright New Vision Inc., a Delaware corporation or its affiliate (“Company”). Imaging and the Company may individually be referred to herein as a “Party” or collectively as the “Parties”.

While this LOI is not a binding agreement, except as specifically set forth in Sections 6,7,8 and 10 below, it outlines the preliminary terms of the Acquisition and the transactions contemplated herein. This LOI is intended to serve as an outline of the proposed principal terms and conditions regarding the Acquisition, and is subject to the execution and closing of a definitive agreement (“Definitive Agreement”) by and among Imaging, the Company and the shareholders of the Company. The Parties recognize that there are other terms and conditions that have yet to be addressed, but the Parties agree to work together in good faith to address these issues and to complete a Definitive Agreement that is acceptable to both Parties as quickly as is practicable.

1. Acquisition. Pursuant to the terms and conditions of the Definitive Agreement, Imaging will acquire the Company in a reverse merger transaction whereby, upon closing, the shareholders of the Company will own approximately 82% of Imaging’s issued and outstanding common stock.

2. Board of Directors and Executive Officers. As a condition to the Company’s closing the Acquisition, the current Board of Directors (“Board”) and executive officers of Imaging will appoint new members of the Board and new executive officers, as designated in writing by the Company, and the current members of the Board and executive officers will resign, effective upon the appointment of new directors and executive officers.

3. Closing. The Parties will use their best efforts to close the Acquisition contemplated herein as soon as reasonably possible following the execution of this LOI (“Closing”) but in any event no later than December 31, 2023.

4. Due Diligence. Each party may conduct business, financial, and legal due diligence investigation of the other party and its subsidiaries, their business and operations. To expedite this review, each Party agrees to make such information as reasonably requested by the other Party (“Due Diligence Information”) available to the requesting party and its agents and representatives and to authorize reasonable visits to facilities of each Party, including meetings with its staff, consultants and experts as reasonably requested by the requesting Party.

5. Additional Closing Conditions: The obligations of Imaging to complete the Acquisition are subject to satisfaction by the Company of the following conditions precedent (unless waived in writing by Imaging):

A.	Between the date of the signing of this LOI and the Closing, the business of the Company and its subsidiaries shall be run in the ordinary course and in a manner consistent with past practices. The Company will not, without the written consent of Imaging, enter into or perform any transactions outside of the ordinary course of business relating to the Company or its subsidiaries;

B.	No material change in the business, financial condition or capitalization of the Company and its subsidiaries shall have occurred between the date of this LOI and Closing other than as required in the Definitive Agreement or as agreed upon by the parties;

C.	The Company and its subsidiaries shall have received and delivered to Imaging information as may be necessary for any filings required to be made by Imaging in connection with the Acquisition.

6. Confidentiality. This LOI is being delivered with the understanding that each party, together with its respective officers, directors, managers, members, representatives, agents, owners and employees, each agree to use their best efforts to keep the information received from the other party confidential, including but not limited to data, business information (including customer lists and prospects), technical information, computer programs and documentation, programs, files, specifications, drawings, sketches, models, samples, tools or other data, oral, written or otherwise, (hereinafter called “Information”), and shall use the Information only for the purpose of the contemplated transaction herein. Such Information will remain the disclosing party’s property until the closing of the Acquisition, at which time all such Information will become the property of Imaging. All copies of such Information in written, graphic or other tangible form must be returned to the disclosing party immediately upon written request if the transaction contemplated herein is not consummated. Unless such Information was previously known to receiving party free of any obligation to keep it confidential, or has been or is subsequently made public by the disclosing party or a third party that has no obligation for confidentiality, it must be kept confidential by the receiving party, will be used only for the purpose of the Acquisition, and may not be used for other purposes except upon such terms as may be agreed upon by Imaging and the Company in writing.

7. Expenses. Imaging and the Company shall each be responsible for their own fees and expenses incurred as part of the Acquisition and the transactions contemplated under this Agreement, including but not limited to, legal fees, accounting fees, investment banking fees and related expenses.

8. Announcements. No announcement shall be made regarding a pending or completed transaction or agreement between the parties without the prior written consent of both Imaging and the Company.

9. Non-binding: Except for paragraphs 6, 7, 8, and 10 of this LOI (which are legally binding upon execution of this LOI), this LOI is a statement of mutual intention; it is not intended to be legally binding, and does not constitute a binding contractual commitment with respect to the transaction. Without limiting the foregoing, the failure of Imaging and the Company to reach agreement on the terms and conditions being included in the Definitive Agreement and other agreements referred to herein shall not be construed as a breach of this LOI by any party hereto provided that the provisions of the paragraphs 6, 7, 8, 9 and 11 are not breached. A legally binding obligation with respect to the transaction contemplated hereby will arise only upon execution and delivery of the Definitive Agreement and other agreements referred to herein by the parties thereto, subject to the conditions expressed therein.

10. Governing Law Dispute Resolution and Jurisdiction.  This LOI shall be governed by and construed in accordance with the laws of the State of Florida, without giving effect to the conflicts of laws principles thereof. All disputes, controversies or claims (“Disputes”) arising out of or relating to this LOI shall in the first instance be the subject of a meeting between a representative of each Party who has decision making authority with respect to the matter in question. Should the meeting either not take place or not result in a resolution of the dispute within 20 business days following notice of the dispute to the other Party, then the dispute shall be resolved in a binding arbitration proceeding to be held in Orlando, Florida in accordance with the rules of the American Arbitration Association. The Parties agree that a panel of one arbitrator shall be required. Any award of the arbitrator shall be deemed confidential information for a minimum period of five years. The arbitrator may award attorneys’ fees and other arbitration related expense, as well as pre- and post-judgment interest on any award of damages, to the prevailing Party, in his / her or its sole discretion.

11. Multiple Counterparts.  This LOI may be executed in multiple counterparts, each of which may be deemed an original. It shall not be necessary that each Party executes each counterpart, or that any one counterpart be executed by more than one Party so long as each Party executes at least one counterpart.

This LOI shall be non binding except as specifically set forth herein and is subject to the negotiation and execution of the Definitive Agreement and collateral documents referred to above.

Very truly yours,

By:	/s/ Lun Li
Lun Li
Chief Executive Officer
Imaging Diagnostic Systems, Inc.

ACCEPTED AND AGREED to

this 7th day of July, 2023

/s/ Wanrong Sun
Wanrong Sun
President
Bright New Vision Inc.

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